China Index Holdings Limited

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

May 28, 2019

VIA EDGAR

Ms. Melissa Walsh

Mr. Stephen Krikorian

Mr. Donald Field

Mr. Justin Dobbie

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	China Index Holdings Limited (CIK No. 0001749797)
Registration Statement on Form F-1 (Registration No.: 333-231376)
Registration Statement on Form 8-A (Registration No.: 001-38917)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, China Index Holdings Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “F-1 Registration Statement”), be accelerated to, and that the F-1 Registration Statement become effective at, 4:00 P.M., Eastern Time on May 30, 2019, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

In connection with this request, the Company hereby acknowledges that:

•                  should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any change in the acceleration requests set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation.

[Signature page follows]

Very truly yours,

China Index Holdings Limited

By:	/s/ Vincent Tianquan Mo
Name: Vincent Tianquan Mo
Title: Chairman of Board of Directors